RIDER FOR
LEVEL TERM INSURANCE BENEFIT ON LIFE OF INSURED

Read the list of Supplementary Benefits on the Contract Data page(s).
This Benefit is a part of this contract if it is listed there.

Benefit. - We will pay an amount under this Benefit if we receive due proof that the Insured died (1) in the term period for the Benefit; and (2) while this contract is in force and not in default beyond the last day of the grace period. Any proceeds under this contract that may arise from the Insured's death will include this amount. But our payment is subject to all the provisions of the Benefit and of the rest of this contract.

We show the amount of term insurance on the Contract Data page(s). We also show the term period for the Benefit there. It starts on the contract date, which we show on the first page. The anniversary at the end of the term period is part of that period.

CONVERSION TO ANOTHER PLAN OF INSURANCE

Right to Convert. - You may be able to exchange this Benefit for a new contract of life insurance on the Insured's life in either this company or The Prudential Insurance Company of America. In any of these paragraphs, when we use the phrase the company we mean whichever of these companies may issue the new contract. When we use the phrase new contract we mean the contract for which this Benefit may be exchanged. You will not have to prove that the Insured is insurable.

Conditions. - Your right to make this exchange is subject to all these conditions: (1) You must ask for the exchange in writing and in a form that meets our needs. (2) You must send this contract to us to be endorsed. (3) We must have your request and the contract at our Service Office while the Benefit is in force and before the end of its term period.

The new contract will not take effect unless the premium for it is paid while the Insured is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that: (1) the insurance under the new contract took effect on its contract date; and (2) this Benefit ended just before that contract date.

Contract Date. - The date of the new contract will be the date you ask for in your request. But it may not be more than 61 days after the date of your request. It may not be after the end of the term period for the Benefit. And it may not be more than 31 days before we have your request at our Service Office.

Contract Specifications. - The new contract will be in the same or an equivalent rating class as this contract. The company will set the issue age and the premiums for the new contract in accord with its regular rules in use on the date of the new contract.

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The new contract may call for annual premiums. If company agrees, you will be able to have premiums fall due more often. The contract may be any one of the following:

1.A Life Paid Up at Age B5 plan. In this case the new contract will be issued by The Prudential Insurance Company of America. Its face amount will be the amount you ask for in your request. But it cannot be less than $10,000 or more than the amount of term insurance for this Benefit.
2.A contract like the one to which this Benefit is attached, if Pruco Life Insurance Company of New Jersey is regularly issuing such contracts at that time. Its face amount will be the amount you ask for in your request. But it cannot be less than $50,000.
3.A contract of life insurance of a kind regularly being issued by Pruco Life Insurance Company of New Jersey at that time for $25,000 or more. Its face amount will be the amount you ask for in your request. But it cannot be less than $25,000.

The new contract will not have Supplementary Benefits other than as we describe in this and in the next two paragraphs. If this contract has a benefit for paying scheduled premiums in the event of disability and the company would include a benefit for waiving or paying premiums in other contracts like the new contract, the company will put such a benefit in the new contract. The benefit, if any, in the new contract will be the same one, with the same provisions, that the company puts in other contracts like it on its contract date. In this paragraph, when we use the phrase other contracts like it, we mean contracts the company would regularly issue on the same plan and for the same rating class, amount, issue age and sex.

Such a benefit that would have been allowed under this contract, and that would otherwise be allowed under the new contract, will not be denied just because disability started before the contract date of the new contract. But any premium to be waived or paid for that disability under the new contract must be at the scheduled premium frequency that was in effect for this contract when the disability started.

(Continued on Next Page)

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CONVERSION TO ANOTHER PLAN OF INSURANCE (Continued)

No premium will be waived or paid for disability under the new contract unless it has such a benefit in the event of disability. This will be so even if scheduled premiums have been paid by us for disability under this contract.

Changes-You may be able to have this Benefit changed to a new contract of life insurance other than in accord with the requirements for exchange that we state above. Or you may be able to exchange this Benefit for an increase in the amount of insurance under this contract. But any change may be made only if the company consents, and will be subject to conditions and charges that are then determined.

MISCELLANEOUS PROVISIONS

Benefit Premiums and Charges.-We show the premiums for this Benefit in the Schedule of Premiums in the Contract Data pages. From each premium payment, we make the deductions shown under Schedule of Expense Charges from Premium Payments in these pages and the balance is the invested premium amount which is added to the contract fund.

The monthly charge for this Benefit is deducted on each monthly date from the contract fund. The amount of that charge is included in the Schedule of Monthly Deductions from the Contract Fund in the Contract Data pages.

Benefit premiums and monthly charges stop on the contract anniversary at the end of the term period for this Benefit.

Termination. - This Benefit will end on the earliest of:
1. the end of the last day of grace if the contract is in default; it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;
2.the end of the last day before the contract date of any other contract (a) for which the Benefit is exchanged, or (b) to which the Benefit is changed;
3.the date the contract is surrendered under its Cash Value Option, if it has one; and
4.the date the contract ends for any other reason.

Further, if you ask us in writing, and we agree, we will cancel the Benefit as of the first monthly date on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.
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This Supplementary Benefit rider
attached to this contract on the Contract Date

Pruco Life Insurance Company of New Jersey,
By: /s/ Isabelle L. Kirchner
             Secretary

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